No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 26, 2006, Honda Motor Co., Ltd. announced that it has resolved at the meeting of the board of directors held on April 26, 2006 concerning a stock split of its shares of common stock (the “Shares”) and a change of ratio of its American Depositary Receipt (“ADR”) to Honda’s underlying Shares

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Director

Date: April 26, 2006

[Translation]

April 26, 2006

Honda’s Stock Split and the Change of Ratio of ADR to Underlying Shares

Tokyo, April 26, 2006 — Honda Motor Co., Ltd. today announced that it has resolved at the meeting of the board of directors held on April 26, 2006 concerning a stock split of its shares of common stock (the “Shares”) and a change of ratio of its American Depositary Receipt (“ADR”) to Honda’s underlying Shares

Summary of Stock Split:

1.	Purpose of the stock split:

To broaden investor base through lower Share price which is more attractive for investors and facilitate investment activities.

2.	Outline of the stock split:

(1)	Method:

A one to two stock split will be made for shareholders listed or recorded in the final register of shareholders and register of beneficial shareholders as at Friday, June 30, 2006.

(2)	Number of additional Shares to be issued in connection with the stock split:

Number of Shares issued before the stock split:	917,414,215 shares
Number of additional Shares to be issued with the stock split:	917,414,215 shares
Number of Shares issued after the stock split:	1,834,828,430 shares

3.	Schedule

Record date:	Friday, June 30, 2006
Effective date:	Saturday, July 1, 2006
Date of delivery of Share certificate:	Thursday, August 24, 2006

4. Dividend calculation commencement date:	Saturday, April 1, 2006

(Reference)

1.	There will be no increase in stated capital in relation to the stock split of Shares.

Stated capital as of April 26, 2006 is JPY 86,067,161,855.

2.	At the board of directors’ meeting, it was resolved that the Articles of Incorporation of Honda to be amended as of Saturday, July 1, 2006 to the effect that the number of authorized Shares to be increased by 3,543 million shares to 7,086 million shares.

3.	The Company intends to send shareholders, on Thursday, August 24, 2006, information on share certificates and share ownership after the stock split at the address of which the Company has been notified. Beneficial shareholders who have registered their names in the Custody and Book-Entry Transfer System will be able to sell their additional Shares issued by stock split as from Monday, July 3, 2006.

4.	Since the effective date of the stock split is July 1, 2006, the year-end dividend for the fiscal year ended March 31, 2006 will be distributed to the Shares prior to the stock split.

Summary of Change of Ratio of ADR:

1.	Purpose of the ratio change:

To continuously offer the current investment environment for ADR holders by maintaining present level of ADRs trading price.

2.	Outline of the change of ratio:

(1)	Ratio before change:	1 ADR=1/2 of one Share

(2)	Ratio after change:	1 ADR=1 Share

(3)	Effective date of the new ratio:	Saturday, July 1, 2006 (EST)

(4)	First trading date with new ratio:	Monday, July 3, 2006 (EST)

(Reference)

Depositary and transfer agent for ADR: For inquiries, contact:	JPMorgan Chase Bank, N.A. JPMorgan Service Center South Hackensack, NJ 07606-3408 TEL: 1-800-990-1135 E-mail: adr@jpmorgan.com